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Women-led

Compass Recovery

Substance Abuse Treatment

975A Springfield Street

Agawam, MA 01030

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Open until 9:00 PM

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Early Investor Bonus: The investment multiple is increased to 1.55 for the next $50,000 invested.

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THE PITCH

Compass Recovery is seeking investment to increase business visibility and brand to reach more indiv

Massachusetts and Northern Connecticut.

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OUR MISSION

Mass.

As we grow, we will hire additional staff in order to provide excellent care to our clients.

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TRACTION & VALIDATION

There is an extremely high need for the services we offer in Western Mass, and there are not enough

According to the Bureau of Substance Addiction Services, there were nearly 100,000 treatment adm
Massachusetts in 2017. Approximately 17,000 were from Western Mass, however the majority of trea
Eastern Mass.

We are now a treatment option for those approximately 17,000 Western Mass residents.

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THE TEAM

Dino Bedinelli

Executive Director

Compass Recovery's Executive Director Dino Bedinelli, MSW, LCSW, CADC is a veteran who has over
Mr. Bedinelli started as a CADC level counselor after completing the ACE program at Westfield Unive
BS, and MSW, from Springfield College and started practicing as a masters level clinician. Mr. Bedine
experience, and has been the director of multiple programs.

Antonia Santiago

Clinical Director

Antonia Santiago, MSW, LICSW is the Clinical Director/Supervisor of Compass Recovery. Mrs. Santia
Independent Clinical Social Worker and will lead and supervise a team of master's level clinicians wh
outpatient and general outpatient services. Antonia has worked in the Pioneer Valley for over 10 yea
work with elders, children, and in substance abuse residential settings. Antonia received her BA from
Springfield College. Antonia prides herself as a vessel for change and social justice and sits on the b

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Working Capital $20,000

Facility Improvements $20,000

Advertising $7,000

Mainvest Compensation $3,000

Documents

Investor Agreement

2021 Balance Sheet

EIN Compass Recovery.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends May 28, 2021

Summary of Terms

Legal Business Name Compass Recovery LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.55×

Investment Multiple 1.5×

Business's Revenue Share 0.4%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Compass Recovery's fundraising require additional funds from alternate sources at a later date.

Forecasted milestones

Compass Recovery forecasts the following milestones:

Secure lease in Feeding Hills, MA by November, 2020.

Hire for the following positions by June, 2021: Counselor, Counselor, Case Manager.

Achieve 2,193,00 revenue per year by 2022.

Achieve 1,533,240 profit per year by 2022.

Limited operating history

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Compass Recovery to make the payments you expe
money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Compass Recovery competes with many other businesses, both large and small, on the basis of qua
experience. Changes in customer preference away from Compass Recovery's core business or the in
against the with other competitors could negatively affect Compass Recovery's financial performanc

Reliance on Management

As a securities holder, you will not be able to participate in Compass Recovery's management or vote
decisions regarding Compass Recovery. Furthermore, if the founders or other key personnel of Com
Recovery or become unable to work, Compass Recovery (and your investment) could suffer substan

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Compass Recovery and the key persons will have no control. Changes in assumptions or
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Compass Recovery is a newly established entity and therefore has no operating
projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Compass Recovery

Compass Recovery will be required to provide some information to investors for at least 12 months f
information is far more limited than the information that would be required of a publicly-reporting co
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Compass Recovery will carry some insurance, Compass Recovery may not carry enough in
the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure
Therefore, Compass Recovery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect Compass Recovery's financial perf
operate. Specifically, any additional regulation on the industry could significantly negatively affect th

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Compass Recovery's management will coincide: yo
as successful as possible. However, your interests might be in conflict in other important areas, inclu
Recovery to act conservative to make sure they are best equipped to repay the Note obligations, wh
spend aggressively to invest in the business. You would like to keep the compensation of managers
much as they can.

Future Investors Might Have Superior Rights

If Compass Recovery needs more capital in the future and takes on additional debt or other sources
have rights superior to yours. For example, they might have the right to be paid before you are, to re
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Compass Recovery or management), which is responsible for monitoring C
the law. Compass Recovery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Compa
successful than your initial expectations.

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for Instead, a representative will be appointed according to the procedures set forth in the Note Indentu the representative, or that the representative will do things you believe are wrong or misguided. If ar representative has been appointed, all of the representative's reasonable expenses must be paid be with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Compass Recovery. Mainvest never predicts or projects performance information. For additional information, review the official Form C filing with the Securities and Excha website.
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